SilverCrest Expands High-Grade Babicanora Norte Vein

•	1.8 Metres Grading 2,851 gpt AgEq
•	1.6 Metres Grading 1,750 gpt AgEq
•	1.5 Metres Grading 1,004 gpt AgEq

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – September 13, 2018 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce further Phase III drill results for the Las Chispas Property (the “Property”) located in Sonora, Mexico. Continued step out drilling of the Babicanora Norte Vein, since the Company’s news release on May 29, 2018, announcing the discovery of this vein, and initial step-out drilling results reported July 24, 2018, has intersected additional high-grade silver-gold mineralization (see attached Figures). The Babicanora Norte Vein is parallel to the Babicanora Vein and is located approximately 300 metres northeast. The vein appears to connect with the Granaditas area which has multiple drill-tested veins to the southeast. The Babicanora Norte Vein will be part of the upcoming updated resource which will include 8 of the 30 identified veins in the district. Five (5) veins were included in the February 2018 maiden resource.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “the Babicanora Norte Vein continues to deliver near-surface drill intercepts with high-grade silver-gold mineralization along an estimated known strike length of 900 metres. We now have 30 epithermal veins on the property with a total cumulative strike length of approximately 20 kilometres, of which 5 kilometres have been partially drilled and only 3.5 kilometres were included in the February 2018 maiden resource. We are currently at the end of the rainy season with reduced drilling but have continued to step-out drill with several core rigs on the Babicanora Norte, Granaditas, and Babicanora Sur veins. We are systematically working towards an imminent resource update.”

The most significant result for this release was returned from Hole BA18-31, which intersected 1.8 metres (true width) grading 15.11 grams per tonne (“gpt”) gold and 1,718.2 gpt silver, or 2,851 gpt silver equivalent (“AgEq”, based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold). Also noteworthy is Hole BA18-40 at 1.6 metres grading 8.96 gpt gold and 1078.7 gpt silver, or 1,750 gpt AgEq. The following table summarizes the most significant drill intercepts for this news release (uncut, undiluted).

Babicanora Norte Vein Significant Drill Intercepts in this new release;

Hole No.	From (m)	To (m)	Drilled Intercept (m)	Est. True Width (m)	Au Gpt	Ag Gpt	AgEq* Gpt
BAN18- 30	246.7	247.2	0.5	0.4	1.01	246.0	321
BAN18- 31	208.8	210.7	1.9	1.8	15.11	1,718.2	2,851
Incl.	210.2	210.7	0.5	0.4	56.7	6,260.0	10,512
BAN18- 33	224.1	225.9	1.8	1.7	1.00	131.4	206
incl.	225.3	225.9	0.6	0.5	1.97	212.0	359
BAN18- 36	221.1	221.7	0.6	0.5	0.51	74.8	113
BAN18- 37	231.9	233.4	1.6	1.5	4.22	687.0	1,004
incl.	234.0	234.5	0.5	0.4	7.72	688.0	1,267
BAN18- 40	189.8	191.5	1.7	1.6	8.96	1078.7	1,750
incl.	190.3	190.9	0.6	0.5	26.6	3,210.0	5,205

Note: all numbers are rounded.
* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada.

Drill holes BAN18-29, 34, 35, 38 and 39 intercepted quartz veining/stockwork and anomalous mineralization, but are below the Company’s 150 gpt AgEq cutoff. Hole BAN18-28 was lost while drilling and did not reach its intended target depth. Hole BAN18-32 intercepted two unnamed mineralized veins as listed below. Holes BAN18-31, 37, and 40 contain argentite, native silver, silver oxides (chalky white) and free gold.

The Babicanora Norte Vein has drill intercepted 19 core holes in the high grade footprint(s) over approximately 900 metres along strike (see attached Figures). Of the 19 intercepts, eight are greater than 1,000 gpt AgEq (1,004 to 7,436 gpt AgEq). High-grade intercepts in the Babicanora Norte Vein appears to be in the same projected high-grade structural corridor as the Babicanora Vein including Area 51 which is located approximately 300 metres to the southwest with a current Inferred Resource of an estimated 32.2 million ounces AgEq grading 1,026 gpt AgEq (see “Technical Report and MRE”).

Not included in the above table is the following additional drill intercepts of unnamed vein(s) located adjacent to the Babicanora Norte Vein:

•	Hole BAN18-32; 0.55 metres grading 0.67 gpt Au and 69.9 gpt Ag or 120 gpt AgEq,
•	Hole BAN18-32; 0.50 metres grading 0.46 gpt Au and 114.0 gpt Ag or 148 gpt AgEq,
•	Hole BAN18-33; 1.50 metres grading 0.66 gpt Au and 98.9 gpt Ag or 149 gpt AgEq,
•	Hole BAN18-33; 2.40 metres grading 0.47 gpt Au and 468.6 gpt Ag or 503 gpt AgEq,
•	Hole BAN18-36; 0.53 metres grading 0.51 gpt Au and 74.8 gpt Ag or 113 gpt AgEq, and
•	Hole BAN18-40; 0.50 metres grading 2.21 gpt Au and 242 gpt Ag or 407.8 gpt AgEq.

The high-grade intercept of 2.4 metres grading 503 gpt AgEq in Hole BAN18-33 appears to be on projection with other mineralized intercepts and will be further drill-tested in the near-future for possible high-grade continuity.

The Company continues its Phase III exploration program with nine (9) drills on site, seven on surface and two underground. Seasonal rains are beginning to dissipate and drills are being redirected for continued expansion and startup of infill drilling. Up to September 10, 2018, drills were focused on expanding mineralization for inclusion in the updated resource anticipated in Q3, 2018. Assays are pending on the Babicanora Vein southeast expansion, Babicanora Sur Vein, Granaditas Vein expansion, and other veins, which will be reported after receipt and compilation. Approximately 20,000 additional metres of drilling are budgeted for Q4, 2018. This drilling will be split between further expansion drilling on numerous veins and startup of infill drilling for re-categorizing the resource. Other ongoing site work includes: continued underground mapping and sampling on the Las Chispas Vein (near completion), testing recently drilled wells for site water flow rates, permitting for various additional work, and planning for the startup of a new underground decline into Area 51 with subsequent advancement in high-grade mineralization for bulk testing.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration, rehabilitation and drilling programs of the Las Chispas Property, including drilling test water wells, permitting for various work, and optimizing and updating the Company’s resource model; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For Further Information:
N. Eric Fier, CPG, P.Eng
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Fred Cooper, Investor Relations
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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